UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On May 15, 2026, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), decreased from 42,747,919 shares of common stock (representing 9.01%, as of March 31, 2026) to 42,575,588 shares of common stock (representing 8.97%, as of April 30, 2026). This disclosure is based on the results of shareholder registry closing as of April 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: May 15, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer